                                                                    Exhibit 99.7



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                        CINRAM INTERNATIONAL INCOME FUND

                                     - AND -

                                    CII TRUST

                                     - AND -

                    CINRAM INTERNATIONAL GENERAL PARTNER INC.

                                     - AND -

                    CINRAM INTERNATIONAL LIMITED PARTNERSHIP

                                     - AND -

              THE HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF

                    CINRAM INTERNATIONAL LIMITED PARTNERSHIP

                               EXCHANGE AGREEMENT

                                   MAY 5, 2006

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                                TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION ..................................    2
   1.1  Definitions .......................................................    2
   1.2  Headings ..........................................................    5
   1.3  Gender and Number .................................................    5
   1.4  Currency ..........................................................    5
   1.5  Day Not a Business Day ............................................    5
   1.6  Waiver, Amendment .................................................    5
   1.7  Construction ......................................................    5
   1.8  Calculation of Time ...............................................    5
   1.9  Withholding Rights ................................................    5

ARTICLE 2 EXCHANGE RIGHT ..................................................    6
   2.1  Grant of Exchange Right ...........................................    6
   2.2  Deemed Exchange ...................................................    6
   2.3  Exchange Ratio and Adjustment .....................................    7
   2.4  Restrictions on Exchange ..........................................    7
   2.5  Exchange Procedure ................................................    8
   2.6  Exchange Date .....................................................    9
   2.7  Withdrawal of Exercise ............................................    9
   2.8  Effect of Exercise of the Exchange Right ..........................    9
   2.9  Compliance ........................................................    9
   2.10 Exchange to Facilitate Tender to a Take-Over Bid ..................    9
   2.11 Termination of Special Voting Units ...............................    9
   2.12 Timing of Exchange ................................................    9

ARTICLE 3 REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE HOLDERS ........   10
   3.1  Capacity ..........................................................   10
   3.2  No Contravention ..................................................   10
   3.3  Title .............................................................   10
   3.4  Litigation ........................................................   10
   3.5  Enforceability ....................................................   10
   3.6  Status ............................................................   10
   3.7  Consents ..........................................................   10
   3.8  Notice of Bona Fide Financing .....................................   11

ARTICLE 4 COVENANTS OF THE FUND, THE TRUST, THE LP AND THE GP .............   11
   4.1  Validity of Units .................................................   11
   4.2  Reservation of Units ..............................................   11
   4.3  Reservation of Trust Units ........................................   11
   4.4  Stock Exchange Listing ............................................   11
   4.5  Covenants .........................................................   11

ARTICLE 5 FUND SUCCESSORS .................................................   12
   5.1  Certain Requirements in Respect of Combination, Etc. ..............   12

ARTICLE 6 AMENDMENTS AND SUPPLEMENTAL AGREEMENTS ..........................   12
   6.1  Amendments, Modifications, Etc. ...................................   12
   6.2  Execution of Supplemental Agreements ..............................   12

ARTICLE 7 GENERAL .........................................................   13
   7.1  Term ..............................................................   13
   7.2  Severability ......................................................   13
   7.3  Enurement .........................................................   13
   7.4  Assignment ........................................................   13
   7.5  Notices to Parties ................................................   13
   7.6  In Respect of the Fund and the Trust ..............................   14
   7.7  In Respect of the LP ..............................................   14
   7.8  Counterparts ......................................................   15
   7.9  Authorship ........................................................   15
   7.10 Governing Law .....................................................   15
   7.11 Attornment ........................................................   15

                               EXCHANGE AGREEMENT

             THIS AGREEMENT is made as of the 5th day of May, 2006.

AMONG:

         CINRAM INTERNATIONAL INCOME FUND, a trust formed under the laws of the Province of Ontario

         (the "FUND")

         - and -

         CII TRUST, a trust formed under the laws of the Province of Ontario

         (the "TRUST")

         - and -

         CINRAM INTERNATIONAL GENERAL PARTNER INC., a corporation incorporated under the laws of Ontario

         (the "GP")

         - and -

         CINRAM INTERNATIONAL LIMITED PARTNERSHIP, a limited partnership organized under the laws of the Province of Manitoba

         (the "LP")

         - and -

         HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF THE LP

         - and -

         EACH PERSON WHO FROM TIME TO TIME EXECUTES THIS AGREEMENT OR IS DEEMED TO BE A PARTY HERETO

     WHEREAS the Parties wish to provide the Holders, from time to time, of Class B LP Units with the right to exchange such Class B LP Units for Units;

     AND WHEREAS the Parties have entered into this Agreement so as to provide for the rights of the Holders to exchange, from time to time, all or any portion of the Class B LP Units for Units on the terms and conditions provided for herein;

     AND WHEREAS the LP and the Trust desire to make appropriate arrangements with the Fund to provide for the issuance of the Units required to be provided to the Holders under the terms of this Agreement;

     NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the sufficiency of which is hereby acknowledged by each of the Parties to this Agreement, the Parties agree as follows:

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                                       -2-


                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATION

1.1  DEFINITIONS.

     In this Agreement, the following terms shall have the following meanings:

     "AFFILIATE" has the meaning under Section 1.2 of National Instrument 45-106
     - Prospectus and Registration Exemptions.

     "AGREEMENT" means this exchange agreement, as amended, restated or amended and restated from time to time, and all schedules and instruments in amendment or confirmation of it.

     "APPLICABLE LAWS" means Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Body, and the term "applicable" with respect to such Applicable Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Body having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

     "APPLICABLE NUMBER OF UNITS" means that number of Units equal to the product of the number of Class B LP Units specified in an Exchange Notice multiplied by the Exchange Ratio.

     "BUSINESS DAY" means any day except Saturdays, Sundays or banking holidays in the Provinces of Ontario or Manitoba.

     "CDS PARTICIPANT" means a broker, dealer, bank, other financial institution or other Person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS.

     "CDS" means The Canadian Depository for Securities Limited and its successors.

     "CLASS A LP UNITS" means the Class A limited partnership units of the LP having the rights, privileges, restrictions and conditions set out in the Partnership Agreement.

     "CLASS B LP UNITS" means the Class B limited partnership units of the LP having the rights, privileges, restrictions and conditions set out in the Partnership Agreement.

     "CURRENT MARKET PRICE" means, in respect of a Unit, on any date, the weighted average of the trading prices of Units during a period of 20 consecutive trading days on the Toronto Stock Exchange ending not more than three trading days before that date, or, if the Units are not then listed on the Toronto Stock Exchange, on any other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Trustees for this purpose; provided, however, that if in the reasonable opinion of the Trustees the public distribution or trading activity of the Units during that period does not create a market which reflects the fair market value of a Unit, then the Current Market Price will be determined by the Trustees, in good faith and in their sole discretion and provided further that any selection, opinion or determination by the Trustees will be conclusive and binding.

     "DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006 under the laws of the Province of Ontario pursuant to which the Fund was established and is governed, as the same may be further amended, supplemented, restated or amended and restated from time to time.

     "DISTRIBUTION" means a distribution of Units to the public by way of a prospectus under Securities Laws in any applicable jurisdiction in Canada.

     "EXCHANGE" has the meaning given to that term in Section 2.1.

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                                      -3-


     "EXCHANGE DATE" has the meaning given to that term in Section 2.6.

     "EXCHANGE NOTICE" means the notice to be delivered by a Holder to effect the Exchange in accordance with the terms of this Agreement, the form of which is attached hereto as Schedule "A".

     "EXCHANGE RATIO" has the meaning given to that term in Section 2.3(a).

     "EXCHANGE RIGHT" has the meaning given to that term in Section 2.1.

     "EXCLUDED PERSON" means a Person that is (i) a Non-Resident; (ii) a Tax Exempt Person; (iii) a partnership; (iv) a Person, an interest in which is a "tax shelter investment" for the purposes of the Tax Act; or (v) a Person which would acquire an interest in the LP as a "tax shelter investment" for the purposes of the Tax Act.

     "FUND" means Cinram International Income Fund, an unincorporated, open-ended, limited purpose trust established under the laws of Ontario in accordance with the Declaration of Trust.

     "FUND SUCCESSOR" has the meaning given to that term in Section 5.1(a)(i).

     "GOVERNMENTAL BODY" means any:

     (a) multinational, federal, provincial, state, regional, municipal, local or foreign government, governmental or public department, central bank, court, tribunal, arbitral body, arbitrator, board, bureau, agency or instrumentality, or commission, domestic or foreign;

     (b) any subdivision, agent, commission, board or authority of any of the foregoing; or

     (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions, the Toronto Stock Exchange and Market Regulation Services Inc.

     "GP" means Cinram International General Partner Inc., a corporation incorporated under the laws of Ontario and any of its successors.

     "HOLDERS" means registered holders of Class B LP Units, from time to time.

     "LP UNITS" means, collectively, the Class A LP Units and the Class B LP Units.

     "LP" means Cinram International Limited Partnership, a limited partnership formed under the laws of Manitoba.

     "NON-RESIDENT OWNERSHIP LIMITATION" has the meaning given to that term in
     Section 2.4(b).

     "NON-RESIDENTS" has the meaning given to that term in Section 2.4(b).

     "NOTE INDENTURE" means the note indenture between the Trust and Computershare Trust Company of Canada providing for the issuance of, among other things, the Series 1 Trust Notes by the Trust.

     "NOTICE OF REALIZATION" means the notice to be delivered by a bona fide pledgee of Exchangeable Partnership Units to effect the Deemed Exchange in accordance with the terms of this Agreement, the form of which is attached hereto as Schedule "B".

     "OFFER" means an offer to acquire outstanding Units where, as of the date of the offer to acquire, the Units that are the subject of the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units.

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                                      -4-


     "OFFEROR'S UNITS" means Units (including all Units issuable, directly or indirectly, upon the exchange of all Class B LP Units held by or on behalf of the Offeror) beneficially owned by the Offeror, any affiliate (as defined in the Securities Act) or associate (as defined in the Securities
     Act) of the Offeror or any Person acting jointly or in concert with the Offeror.

     "OFFEROR" means a Person, or two or more persons acting jointly or in concert, who makes an Offer.

     "PARTIES" means the Fund, the Trust, the LP, the GP and the Holders from time to time of Class B LP Units, and their respective successors and permitted assigns.

     "PARTNERSHIP AGREEMENT" means the limited partnership agreement of the LP dated March 24, 2006 among the GP and the Trust, as the same may be amended or amended and restated from time to time.

     "PERSON" means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation, with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, Governmental Body or other entity, whether or not having legal status.

     "RECLASSIFICATION EVENT" has the meaning given to that term is Section 2.3(c).

     "REGISTRAR" means the registrar of companies appointed under the CBCA.

     "SECURITIES ACT" means the Securities Act (Ontario), as it may be amended from time to time, and any successor legislation.

     "SECURITIES COMMISSIONS" means the applicable securities commission or other regulatory authority in each of the provinces and territories of Canada.

     "SECURITIES LAWS" means, collectively, the applicable securities laws of each of the provinces and territories of Canada and the respective regulations and rules made under those securities laws, together with all applicable policy statements, instruments, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities Commissions made in connection with the transactions contemplated by this Agreement.

     "TAX ACT" means the Income Tax Act, R.S.C. 1985 (5th Supp.), c. 1 and the regulations thereunder.

     "TAX-EXEMPT PERSON" means a Person that is generally exempt from tax under
     Part I of the Tax Act (including, without limitation, trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans).

     "TRUST DECLARATION OF TRUST" means the declaration of trust dated March 21, 2006 pursuant to which the Trust is governed, as the same may be amended, restated or amended and restated from time to time.

     "TRUST TRUSTEES" means, at any time, the individuals who are, in accordance with the Trust Declaration of Trust, the trustees of the Trust at such time.

     "TRUST UNITS" means the trust units of the Trust.

     "TRUST" means CII Trust, an open-ended, unincorporated, limited-purpose trust established under the laws of the Province of Ontario.

     "TRUSTEES" means, at any time, the individuals who are, in accordance with the Declaration of Trust, the trustees of the Fund at such time.

     "UNIT REORGANIZATION" has the meaning given to that term in Section 2.3(b).

     "UNITHOLDERS" means, at any time, the holders at that time of one or more Units, as shown on the register of such holders maintained by the Fund.

     "UNITS" means the units of the Fund, each of which represents an equal undivided interest in the distributions and the assets of the Fund, and includes a fraction of such a unit of the Fund.

1.2  HEADINGS

     The division of this Agreement into articles and sections and the insertion of headings are for the convenience of reference only and will not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to "ARTICLES", "SECTIONS" or "SCHEDULES" are to articles or sections of, or schedules to, this Agreement.

1.3  GENDER AND NUMBER

     In this Agreement, words importing the singular number only will include the plural and vice versa, words importing the masculine gender will include the feminine and neuter genders and vice versa.

1.4  CURRENCY

     Except where otherwise expressly provided, all payments contemplated herein will be paid in Canadian funds, and all references herein to dollar amounts are references to dollars in the lawful currency of Canada.

1.5  DAY NOT A BUSINESS DAY

     In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6  WAIVER, AMENDMENT

     Except as expressly provided in this Agreement, no amendment or waiver of this Agreement will be binding unless executed in writing by the Party to be bound thereby. No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.7  CONSTRUCTION

     The words "including" and "includes" where used in this Agreement will be deemed to mean "including, without limitation" and "includes, without limitation", respectively.

1.8  CALCULATION OF TIME

     In this Agreement, unless otherwise specified, a period of days will be deemed to begin on the first day after the event that began the period and to end at midnight (Toronto time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period will terminate at midnight (Toronto time) on the next succeeding Business Day.

1.9  WITHHOLDING RIGHTS

     The Fund, the Trust and the LP will be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Party that has exercised its Exchange Right under this Agreement any amounts as the Fund, the Trust and/or the LP are required or permitted to deduct and withhold with respect to such payment under Applicable Laws, the Declaration of Trust or the Partnership Agreement, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that the withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Fund, the Trust or the LP are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Fund, the Trust or the LP, as the case may be, to enable it to comply with the deduction or withholding requirement (or make such permitted deduction) and the Fund, the Trust or the LP, as appropriate, will notify the holder and remit to the holder any unapplied balance of the net proceeds of such sale.

                                    ARTICLE 2
                                 EXCHANGE RIGHT

2.1  GRANT OF EXCHANGE RIGHT

     In accordance with and subject to Section 3.1(i) of the Partnership Agreement, each Holder has the right to exchange any or all Class B LP Units held from time to time by the Holder into Units in accordance with the provisions of this Agreement. Subject to Sections 2.4 and 2.5, the Fund, together with the Trust, the GP and the LP, hereby grants to each Holder the right (the "EXCHANGE RIGHT"), exercisable at any time and from time to time, to require the Fund, the Trust and the LP to exchange all or any part of the Class B LP Units held from time to time by such Holder into Units in accordance with the provisions of this Agreement (the "EXCHANGE"). The Fund, the Trust, the GP and the LP hereby acknowledge receipt from the Holders, as the only Holders, on the date of this Agreement, of good and valuable consideration (and the adequacy of the consideration) for the grant of the Exchange Right hereunder. For greater certainty, the Exchange Right, as it applies to a Class B LP Unit, shall enure to the benefit of each valid transferee of a Class B LP Unit held by such transferee from time to time.

2.2  DEEMED EXCHANGE

     (a)  Subject to Section 2.4, in the event that:

          (i)  a Holder has become an Excluded Person; or

          (ii) a pledgee of Class B LP Units in connection with a bona fide financing permitted by the provisions of the Partnership Agreement (a "BONA FIDE PLEDGEE") shall have delivered to the Fund, the Trust and the GP a duly executed and completed Notice of Realization, the Class B LP Units held by the Holder who has so become an Excluded Person (in the case of (i)) and the Exchangeable Partnership Units so pledged (in the case of (ii)) shall be deemed to have been exchanged by the Holder (the "DEEMED EXCHANGE") for the Applicable Number of Units for each such Class B LP Unit (A) immediately prior to the date the Holder became an Excluded Person and (B) at 8:30 a.m. on the date of the Notice of Realization, respectively (the "DEEMED EXCHANGE TIME").

     (b) Absent an agreement to the contrary, the exchange procedures set forth in Section 2.5 shall apply to a Deemed Exchange but, for greater certainty, with retroactive effect to the Deemed Exchange Time.

     (c) Each Holder acknowledges and agrees that, subject as hereinafter provided, none of the Fund, the Trust, the GP, the LP or the Fund's registrar and transfer agent shall in any way whatsoever be liable or responsible for any loss or damage suffered by the Holder, and the Holder indemnifies the Fund, the Trust, the GP, the LP and the Fund's registrar and transfer agent against any loss or damage suffered by any of them, in each case by reason only of a Deemed Exchange contemplated by Section 2.2(i) and the realization of Class B LP Units contemplated thereby. Nothing herein shall be construed, for greater certainty, to release or indemnify the Fund, the Trust, the GP, the LP or the Fund's registrar and transfer agent from any liability to the Holder properly arising by reason of the Fund's, the Trust's, the GP's, the LP's or the Fund's registrar and transfer agent's failure to perform their respective covenants and obligations and otherwise comply with the provisions of, any agreement entered into by them or their affiliates with the Holder or accruing to the benefit of the Holder, including this Agreement, the Partnership Agreement and the Declaration of Trust. Each of the Fund, the Trust, the GP, the LP and the registrar and transfer agent of the Fund shall be entitled, without further independent investigation, to give effect to, act in furtherance of and otherwise acknowledge and recognize such a Deemed Exchange upon receipt of a duly completed and executed Notice of Realization.

2.3  EXCHANGE RATIO AND ADJUSTMENT

     (a) The number of Units issuable for each Class B LP Unit exchanged pursuant to the exercise of an Exchange Right from time to time, subject to adjustment as provided in this Section 2.3 and Section 2.10, is one (the "EXCHANGE RATIO").

     (b) In the event that there is a change in the number of Units outstanding from time to time as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Units (other than a consolidation as contemplated by Section 3.6 of the Declaration of Trust) (each such event, a "UNIT REORGANIZATION"), the Exchange Ratio shall be adjusted by the Fund to produce the number of Units that would be received in respect of a Class B LP Unit immediately following the Unit Reorganization as if the Exchange Right had been exercised in respect of the Class B LP Unit immediately before the Unit Reorganization.

     (c) If at any time while any Class B LP Units are outstanding there is any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units (a "RECLASSIFICATION EVENT"), then the Exchange Right will be adjusted simultaneously in a manner approved by the Trustees, acting reasonably, to ensure that holders of Class B LP Units will be entitled to receive, in lieu of the number of Units to which they would otherwise have been entitled in respect of one Class B LP Unit if such Class B LP Unit had been exchanged for Units pursuant to the Exchange Right, the kind and number or amount of securities that they would have been entitled to receive as a result of such Reclassification Event if, on the effective date thereof, they had been the registered holder of the number of Units that they would have received had such Class B LP Unit been exchanged for Units pursuant to the Exchange Right immediately before the effective date of any such Reclassification Event.

     (d) The adjustments provided for in Section 2.3(b) and Section 2.3(c) shall be cumulative.

2.4  RESTRICTIONS ON EXCHANGE

     (a) Notwithstanding Section 2.1, the Exchange Right shall only be exercisable at any time if (i) in the opinion of the Trustees (who may consult counsel) the exchange would not jeopardize the Fund's status as a "mutual fund trust" under the Tax Act, and (ii) the Fund is legally entitled to issue Units in connection with the exercise of the Exchange Right.

     (b) The Holders acknowledge and agree that the exercise of the Exchange Right is subject to the provisions of Section 13.6 of the Declaration of Trust, including the limitation that at no time may non-residents of Canada within the meaning of the Tax Act and any partnership that is not a Canadian partnership within the meaning of the Tax Act (collectively, "NON-RESIDENTS") be the beneficial owners of more than 45% of the outstanding Units on a basic or fully-diluted basis (the "NON-RESIDENT OWNERSHIP LIMITATION").

     (c) In addition to the deliveries contemplated by Section 2.5 of this Agreement, the Trustees will require declarations as to the jurisdictions in which Parties exercising their Exchange Right are resident. If the Trustees become aware that the beneficial owners of 45% of the Units then outstanding are, or may be, Non-residents or that such a situation is imminent, the Fund will give the Trust and each of the Holders exercising their Exchange Right notice thereof and the Fund, the Trust and the LP will not be required to give effect to the Exchange Right as provided herein until such time as the Trustees, in their sole discretion, have determined that the exercise of such rights would not result in the contravention of the limitations referenced above. Any purported exercise of the Exchange Right that is not effected as a result of these limitations may be withdrawn by the applicable Holder, provided that any such exercise(s) that are not so withdrawn will, at the request of such Holder exercising the Exchange Right, be effected by the Fund, the Trust and the LP in the order in which they were initially received, as soon as practicable following the time at which the Trustees determine that such exercise(s) are permitted as aforesaid. For greater certainty, this Section 2.4 will not prevent or delay the exercise of an Exchange Right that would not result in a breach of the Non-resident Ownership Limitation.

2.5  EXCHANGE PROCEDURE.

     (a) In order to effect the exchange of Class B LP Units for Units pursuant to this Agreement, the Holder exercising its Exchange Right shall deliver to the Fund, the Trust and the GP (on behalf of the LP) a duly completed and executed Exchange Notice together with certificates representing the Class B LP Units being exchanged and the special voting units of the Fund attached thereto.

     (b) Upon the exercise of the Exchange Right in accordance with Section 2.5(a), the exchange shall be effected as follows:

          (i) upon receipt of a copy of an Exchange Notice, the Trust will forthwith issue and deliver to the Fund for each Class B LP Unit being exchanged a combination of Trust Units and Series 1 Trust Notes having an aggregate value equal to the product of (A) the Current Market Price of a Unit, and (B) the Applicable Number of Units for the Class B LP Units being exchanged as specified in the Exchange Notice; the relative number of Trust Units and principal amount of Series 1 Trust Notes will be determined by the Trust Trustees by notice in writing to the Fund within three Business Days of the Trust receiving a copy of the Exchange Notice as aforesaid;

          (ii) upon receipt of such Trust Units and Series 1 Trust Notes, the Fund will forthwith issue and deliver to the Trust the Applicable Number of Units for the Class B LP Units being exchanged as specified in the Exchange Notice;

          (iii) the Trust will immediately deliver or cause to be delivered to the LP the Units acquired pursuant to Section 2.5(b)(ii), duly endorsed in blank for transfer in consideration for the number of Class A LP Units, having a value equivalent to those Units, determined by the GP;

          (iv) the Exchange will immediately be effected by the GP, on behalf of the LP by causing to be (A) delivered to the applicable Holder the Units acquired pursuant to Section 2.5(b)(iii) and (B) issued in the name of the Trust, certificates representing such number of Class A LP Units equal to the Applicable Number of Units. The LP will be deemed to have repurchased the Class B LP Units being exchanged for cancellation in consideration for the transfer of such Units and the Holder who exercised the Exchange Right will be deemed to have transferred all of such Holder's right, title and interest in and to the Class B LP Units subject to the Exchange. The GP, as general partner of the LP, shall cause the exchanged Class B LP Units to be cancelled and enter the Trust in the LP's register of limited partners in respect of the Class A LP Units being issued to the Trust (and by making the corresponding entries to reflect the Exchange of the Class B LP Units); and

          (v) upon the surrender of certificates representing more Class B LP Units than the number of such securities to be exchanged, the Holder thereof will be entitled to receive from the LP forthwith, without expense to such Holder, a new certificate representing the Class B LP Units not being exchanged at that time.

     (c) For so long as Units are held in the book-entry system administered by CDS, the Fund may elect not to issue certificates for Units pursuant to the exercise of the Exchange Right and, if the Fund so elects, the Units issuable on such exercise will be registered in the name of CDS or its nominee and registered on the books of CDS for the benefit of the Holder exercising the Exchange Right through a CDS Participant selected by such Holder.

2.6  EXCHANGE DATE.

     The exchange date specified in any Exchange Notice (the "EXCHANGE DATE") must be a Business Day and must not be less than five Business Days nor more than ten Business Days after the date upon which the Exchange Notice is received by the Fund. If no such Business Day is specified in the Exchange Notice, the Exchange Date shall be deemed to be the fifth Business Day after the date on which the Exchange Notice is received by Fund.

2.7  WITHDRAWAL OF EXERCISE.

     At any time prior to the applicable Exchange Date, a Holder who delivers an Exchange Notice to the Fund will be entitled to withdraw such notice.

2.8  EFFECT OF EXERCISE OF THE EXCHANGE RIGHT.

     If the Exchange Right has been exercised, at 8:30 a.m. (Toronto time) on the Exchange Date:

     (a) the closing of the Exchange contemplated by the Exchange Right will be deemed to have occurred as set out in Section 2.5(b); and

     (b) the Holder, upon exercise of the Exchange Right, will be considered and deemed for all purposes to be the beneficial holder of the Units issued pursuant to the Exchange Right.

2.9  COMPLIANCE.

     Each of the Parties will execute all documents and take all other actions necessary or desirable to effect the Exchange Right, including in order to comply with the Declaration of Trust and Applicable Laws.

2.10 EXCHANGE TO FACILITATE TENDER TO A TAKE-OVER BID.

     A Holder may, subject to the provisions of this Section 2.10 and Section
13.13 of the Declaration of Trust, conditionally exchange Class B LP Units held by such Holder for Units in the event that an Offer is made for outstanding Units. Such exchange, if conditional, may only be conditional upon the taking up by the Offeror of Units pursuant to the Offer. The Parties agree to cooperate in good faith to take such actions to facilitate the exchange of Class B LP Units for Units so that a Holder can exercise its right under this Agreement to exchange all or a portion of such holdings for Units in order to tender to an Offer.

     The provisions of Section 13.13 of the Declaration of Trust are hereby incorporated into this Agreement and will be binding upon the Parties.

2.11 TERMINATION OF SPECIAL VOTING UNITS.

     At the time of any Exchange hereunder, the Special Voting Units that were issued by the Fund in favour of the Holder in connection with the issuance of the Class B LP Units being exchanged will be automatically cancelled by the Fund in proportion to the Class B LP Units being exchanged for no consideration without any action required on the part of the Fund or the Holder to effect such cancellation.

2.12 TIMING OF EXCHANGE.

     Notwithstanding anything to the contrary, no Holder may exercise any Exchange Rights for a period of 90 days from the date hereof unless otherwise consented to by the GP.

                                    ARTICLE 3

            REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE HOLDERS

     Each Holder, separately and not jointly or jointly and severally, represents, warrants and covenants to the Fund, the Trust, the GP and the LP that as of the date hereof and as of the date of every Exchange relating to such
Holder:

3.1  CAPACITY.

     The Holder has all necessary power and capacity to enter into this Agreement and to carry out its obligations hereunder, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Holder.

3.2  NO CONTRAVENTION.

     The Holder is not a party to, bound or affected by, or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, order, judgment or decree which would be violated, contravened or breached by, or which would result in the creation or imposition of or give rise to any security interest, lien or other encumbrance on, or any rights of others to acquire any ownership or other interests in the Class B LP Units owned by the Holder which does or could (whether with notice and/or the passage of time or otherwise) restrict the ability of the Holder to comply with the Holder's obligations under this Agreement.

3.3  TITLE.

     Immediately prior to any Exchange, the Holder will be the registered and beneficial owner of the Class B LP Units that are to be exchanged free and clear of all encumbrances, other than the rights of the LP pursuant to this Agreement and the rights of a pledgee in connection with a bona fide financing permitted by the provisions of the Partnership Agreement.

3.4  LITIGATION.

     There is no suit, action, litigation, arbitration or governmental proceeding, including appeals and applications for review, in progress, pending or, to the best of the Holder's knowledge, threatened against or involving the Holder, or any outstanding judgment, decree, injunction, rule or order of any court, Governmental Body or arbitrator respecting the Holder which, in any case, might adversely affect the ability of the Holder to enter into this Agreement or to consummate the transactions contemplated hereby.

3.5  ENFORCEABILITY.

     This Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of the Holder, enforceable against it in accordance with the terms hereof.

3.6  STATUS.

     The Holder is not an Excluded Person.

3.7  CONSENTS.

     All necessary consents, approvals, licences, orders or authorizations, registrations, declarations and filings with any Governmental Body, stock exchange, or other Person have been obtained by the Holder, in connection with the Exchange, the execution and delivery by the Holder of this Agreement and the observance and performance by the Holder of his, her or its obligations under this Agreement.

3.8  NOTICE OF BONA FIDE FINANCING

     Upon pledging or otherwise granting a security interest in one or more Class B LP Units in connection with a bona fide financing permitted by the provisions of the Partnership Agreement, the Holder shall give written notice thereof to the Fund, the Trust, the GP, the LP and the registrar and transfer agent of the Fund, substantially in the form attached as Schedule "C".

                                    ARTICLE 4
               COVENANTS OF THE FUND, THE TRUST, THE LP AND THE GP

4.1  VALIDITY OF UNITS.

     The Fund hereby represents, warrants and covenants that any Unit issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable.

4.2  RESERVATION OF UNITS.

     The Fund hereby represents, warrants and covenants in favour of the Holders hereunder that the Fund has reserved for issuance and will, at all times while this Agreement is outstanding, keep available, free from pre-emptive and other rights granted by the Fund, such number of Units as are issuable under the Exchange Right.

4.3  RESERVATION OF TRUST UNITS.

     The Trust hereby represents, warrants and covenants in favour of the Holders and the Fund that the Trust has reserved for issuance and will, at all times while this Agreement is outstanding, keep available, free from pre-emptive and other rights granted by the Trust, such number of Trust Units as are issuable to the Fund in connection with the Exchange Right.

4.4  STOCK EXCHANGE LISTING.

     The Fund covenants and agrees that it will make such filings, seek such regulatory consents and approvals, and take such other reasonable steps, as may be necessary in order:

     (a) that the Units issuable upon the exchange of Class B LP Units will be issued in compliance with applicable Securities Laws in Canada;

     (b) that the Units issuable hereunder will be approved for listing and posted for trading on the Toronto Stock Exchange or any stock exchange or market on which the Units then trade from the date of issuance thereof; and

     (c) to preserve the listing on the Toronto Stock Exchange of all outstanding Units, provided that for greater certainty the Fund will not be prohibited from repurchasing and cancelling Units.

4.5  COVENANTS

     Each of the Fund, the Trust, the LP and the GP will take all such actions and do all such things as shall be reasonably necessary or advisable to perform and comply with and to ensure performance and compliance by the Fund, the Trust, the LP and the GP with all provisions of this Agreement applicable to the Fund, the Trust, the LP and the GP, respectively, in accordance with the terms hereof including taking all such actions and doing all such things as shall be reasonably necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Holders all rights and benefits in favour of the Holders under or pursuant hereto.

                                    ARTICLE 5
                                 FUND SUCCESSORS

5.1  CERTAIN REQUIREMENTS IN RESPECT OF COMBINATION, ETC.

     (a) Subject to Section 5.1(c), the Fund will not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing Person resulting therefrom unless:

          (i) such other Person (the "FUND SUCCESSOR"), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Fund Successor of the liability for all amounts payable and property deliverable by the Fund hereunder and the covenant of such Fund Successor to pay and deliver or cause to be paid and delivered the same and its agreement to observe and perform all the covenants and obligations of the Fund under this Agreement; and

          (ii) such transaction shall be upon such terms and conditions so as to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or of the Holders.

     (b) Whenever the conditions of Section 5.1(a) have been duly observed and performed, if required by Section 5.1(a), the Fund Successor and the other Parties hereto will execute and deliver the supplemental agreement provided for herein and thereupon the Fund Successor will possess and from time to time may exercise each and every right and power and will be subject to each and every obligation of the Fund under this Agreement in the name of the Fund or otherwise and any act or proceeding under any provision of this Agreement required to be done or performed by the Fund or any officer of the Fund may be done and performed with like force and effect by the directors or officers of such Fund Successor.

     (c) Nothing herein will be construed as preventing the merger or similar transaction of any wholly-owned, direct or indirect subsidiary of the Fund with or into the Fund or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Fund provided that all of the assets of such subsidiary are transferred to the Fund or another wholly-owned direct or indirect subsidiary of the Fund.

                                    ARTICLE 6
                     AMENDMENTS AND SUPPLEMENTAL AGREEMENTS

6.1  AMENDMENTS, MODIFICATIONS, ETC.

     Except as provided in Section 6.2, this Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by the Fund, the Trust, the LP, the GP and approved by a majority of votes cast by Holders (with each Holder entitled to that number of votes as is equal to the Class B LP Units held by such Holder voting in respect of any such amendment).

6.2  EXECUTION OF SUPPLEMENTAL AGREEMENTS.

     From time to time the Parties may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

     (a) evidencing the succession of any Fund Successor and the covenants of and obligations assumed by each such Fund Successor in accordance with the provisions of Article 5;

     (b) making any additions to, deletion from or alterations of the provisions of this Agreement to incorporate, reflect or comply with any legislation the provisions of which apply to any of the Parties or this Agreement and which, in the opinion of the Fund, will not be prejudicial to the interests of the Parties that have been granted an Exchange Right hereunder or of the Fund; and

     (c) for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment to this Agreement as contemplated hereby, provided that, in the opinion of the Fund (which, for this purpose, may rely on the advice of counsel), the interests of the Holders or the Fund will not be prejudiced thereby.

Notwithstanding Section 6.1, amendments or modifications to this Agreement contemplated by subsections 6.2(a), (b) and (c) may be made by the Parties other than the Holders.

                                    ARTICLE 7
                                     GENERAL

7.1  TERM.

     This Agreement will continue until there are no outstanding Class B LP
Units.

7.2  SEVERABILITY.

     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.3  ENUREMENT.

     This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns. In the case of a transfer of Class B LP Units effected in accordance with the provisions of the Partnership Agreement, the transferee of such Class B LP Units shall be deemed to be a Holder hereunder.

7.4  ASSIGNMENT.

     The rights of Holders hereunder shall be automatically assigned to any transferee of Class B LP Units, as if it were an original signatory hereto, if the transfer of such Class B LP Units has been effected in accordance with the provisions of the Partnership Agreement. This Agreement may not be assigned by the other Parties hereto.

7.5  NOTICES TO PARTIES.

     (a) All notices and other communications between the Parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the Parties at the following addresses (or at such other address for such Party as shall be specified in like notice):

          (i)  if to the Fund or the Trust:

               Cinram International Income Fund or CII Trust
               2255 Markham Road

               Toronto, Ontario

               M1B 2W3

               Attention: Cinram International Income Fund/ CII Trust
               Fax: 416-298-0612

               with a copy to:

               Fogler, Rubinoff LLP
               1200-95 Wellington Street West
               Toronto-Dominion Centre
               Toronto, Ontario
               M5J 2Z9

               Attention: Norman May
               Fax: (416) 941-8852

          (ii) if to the GP or the LP:

               Cinram International General Partner Inc.
               2255 Markham Road
               Toronto, Ontario
               M1B 2W3

               Attention: Chief Executive Officer
               Fax: 416-298-0612

     (b) Any and all notices to be given and any documents to be sent to any Holder may be given or sent to the address of such Holder shown on the register of Holders in any manner permitted by the Partnership Agreement and shall be deemed to be received (if given or sent in such manner) at the time specified in the Partnership Agreement, the provisions of which Partnership Agreement shall apply mutatis mutandis to notices or documents as aforesaid sent to such Holders.

     (c) Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission of confirmation of receipt. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

7.6  IN RESPECT OF THE FUND AND THE TRUST

     Each of the Parties acknowledges the obligations of the Fund and the Trust under this Agreement and that such obligations will not be personally binding upon any of the Trustees or the Trust Trustees, any registered or beneficial holder of Units or Trust Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund or the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Fund or the Trust, as the case may be, will be limited to, and satisfied only out of, the assets of the Fund or the Trust, as the case may be.

7.7  IN RESPECT OF THE LP

     The LP is a limited partnership formed under the laws of the Province of Manitoba, a limited partner of which is only liable, subject to the Partnership Agreement and the Partnership Act (Manitoba), for any of the LP's liabilities or any of the LP's losses to the extent of the amount that the limited partner has contributed or agreed to contribute to its capital and the limited partner's pro rata share of any undistributed income. The parties hereto acknowledge that the obligations of the LP shall not be personally binding upon, nor shall resort be had to, the property of any of the limited partners, their heirs, successors and assigns, and that resort shall only be had to the property of the LP or the property of the GP. The sole general partner of the LP is the GP.

7.8  COUNTERPARTS.

     This Agreement may be executed in counterparts (including counterparts by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

7.9  AUTHORSHIP.

     The Parties hereto agree that the terms and language of this Agreement are the result of negotiations between the parties hereto and, as a result, there will be no presumption that any ambiguity in this Agreement will be resolved against any Party hereto.

7.10 GOVERNING LAW.

     This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.11 ATTORNMENT.

     Each Party to this Agreement agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

     IN WITNESS WHEREOF the Parties have executed this Agreement.

                                        CINRAM INTERNATIONAL INCOME FUND


                                        By: (signed)
                                            ------------------------------------
                                        Name: Peter G. White
                                        Title: Trustee


                                        CII TRUST


                                        By: (signed)
                                            ------------------------------------
                                        Name: Peter G. White
                                        Title: Trustee


                                        CINRAM INTERNATIONAL GENERAL PARTNER
                                        INC.


                                        By: (signed)
                                            ------------------------------------
                                        Name: Lewis Ritche
                                        Title: Secretary


                                        CINRAM INTERNATIONAL LIMITED PARTNERSHIP
                                        BY ITS GENERAL PARTNER, CINRAM
                                        INTERNATIONAL GENERAL PARTNER INC.


                                        By: (signed)
                                            ------------------------------------
                                        Name: Lewis Ritche
                                        Title: Secretary

                                  SCHEDULE "A"
                                 EXCHANGE NOTICE

TO:     Cinram International Limited Partnership

AND TO: Cinram International General Partner Inc.

AND TO: CII Trust

AND TO: Cinram International Income Fund

RE: NOTICE PURSUANT TO SECTION 2.4 OF THE EXCHANGE AGREEMENT DATED MAY 5, 2006 (THE "EXCHANGE AGREEMENT")

     This is to authorize and direct you to:

     (a) exchange ______________ Class B LP Units of Cinram International Limited Partnership on __________, 20__ (the "Exchange Date"); and

     (b) cancel all of the Special Voting Units relating to the securities exchanged in (a) above, effective upon completion of the Exchange,

     and this shall be your good and sufficient authority for so doing.

All capitalized words and expressions used in this Exchange Notice that are defined in the Exchange Agreement have the meanings ascribed to such words and expressions in the Exchange Agreement.

Dated the ____ day of ______________, 20__.


-------------------------------------   ----------------------------------------
Witness

     NOTE: This Exchange Notice must be completed and this Exchange Notice together with the certificates for the Class B LP Units must be deposited with Cinram International Limited Partnership. The Units resulting from the exchange of the Class B LP Units may, at the election of Cinram International Income Fund, be issued and registered in the name of CDS & Co. or its nominee and registered on the books of CDS for the benefit of the Holder exercising the Exchange Right through a CDS Participant selected by such Holder.

Date: __________________, _____

Name of Person in Whose Name
Securities(1) are to be Registered,
Issued or Delivered (please print):     ________________________________________

Street Address or P.O. Box:             ________________________________________


Signature of Unitholder:
                                        ----------------------------------------


Signature Guaranteed by:
                                        ----------------------------------------

                                        NOTE: If this Exchange Notice is for
                                        less than all of the Class B LP Units
                                        represented by the certificates
                                        accompanying this Exchange Notice,
                                        certificates representing the remaining
                                        Class B LP Units represented by such
                                        certificates will be issued and
                                        registered in the name of the
                                        undersigned above as it appears on the
                                        register of Cinram International Limited
                                        Partnership, unless the foregoing is
                                        duly completed in respect of such Class
                                        B LP Units.

(1) For so long as Units may be held in the Book-Entry System administered by the Canadian Depository for Securities Limited, the following additional information shall be provided and the Units may, at the election of Cinram International Income Fund, be registered in the name of the Canadian Depository for Securities Limited or its nominee:

     Name of CDS participant through which
     Units will be held: ___________________________________________

     FINS Number of CDS participant: _______________________________

     Name and telephone number of
     Registered Representative at CDS participant: _________________

                                  SCHEDULE "B"

                              NOTICE OF REALIZATION

TO:     Cinram International Limited Partnership (the "LP")

AND TO: Cinram International General Partner Inc. (the "GP")

AND TO: CII Trust (the "TRUST")

AND TO: Cinram International Income Fund (the "FUND")

AND TO: Computershare Investor Services Inc.

RE: NOTICE PURSUANT TO SECTION 2.3 OF THE EXCHANGE AGREEMENT DATED MAY 5, 2006 (THE "EXCHANGE AGREEMENT")

          The undersigned, ________________________, represents, warrants, covenants and declares, as a condition to the exchange of Class B limited partner units of the LP for units of the Fund (the "DEEMED EXCHANGE") contemplated hereby, as follows:

     (c) __________________ (insert name of registered holder of Pledged Class B LP Units) (the "REGISTERED HOLDER") has incurred certain indebtedness and obligations (collectively, the "OBLIGATIONS") to the undersigned;

     (d) as security for the due and prompt performance of the Obligations, the undersigned has been pledged or granted a security interest (the "SECURITY INTEREST") in _________________ (insert number of Pledged Class B LP Units) Class B limited partner units of Cinram International Limited Partnership (the "PLEDGED EXCHANGEABLE PARTNERSHIP UNITS") registered in the name of the Registered Holder;

     (e) the undersigned has not transferred or otherwise changed the registered ownership of the Pledged Exchangeable Partnership Units from that of the Registered Holder;

     (f) the Borrower is in default in the payment of the Obligations and the undersigned has the right and irrevocably intends either to sell or retain in satisfaction of the Obligations the units of the Fund issuable upon the Deemed Exchange contemplated hereby (the "REALIZATION RIGHT");

     (g) the undersigned authorizes or directs the Fund to issue the units of the Fund issuable upon the Deemed Exchange contemplated hereby in the name of ________________________ (insert name of undersigned or its nominee);

     (h) the undersigned represents and warrants that the undersigned is not a non-resident of Canada within the meaning of the Income Tax Act, R.S.C. 1985 (5th Supp.), c.1 (the "TAX ACT") or a partnership (that is not a Canadian partnership within the meaning of the Tax Act);

     (i) the undersigned acknowledges and agrees that, subject as hereinafter provided, none of the Fund, the Trust, the GP, the LP or the Fund's registrar and transfer agent shall in any way whatsoever be liable or responsible for any loss or damage suffered by the undersigned, and the undersigned indemnifies the Fund, the Trust, the GP, the LP and the Fund's registrar and transfer agent against any loss or damage suffered by any of them, in each case by reason only of the undersigned's exercise of the Realization Right and the Deemed Exchange resulting therefrom. Nothing herein shall be construed, for greater certainty, to release or indemnify the Fund, the Trust, the GP, the LP or the Fund's registrar and transfer agent from any liability to the undersigned properly arising by reason of the Fund's, the Trust's, the GP's, the LP's or the Fund's registrar and transfer agent's failure to perform their respective covenants and obligations, and otherwise comply with the provisions of, any agreement entered into by them or their affiliates with the undersigned, including the Exchange Agreement, Agreement in relation to Realization of Exchangeable

          Partnership Units and any subordination agreement entered into in relation to the Obligations). The undersigned acknowledges and agrees that each of the Fund, the Trust, the GP, the LP and the Fund's registrar and transfer agent shall rely, without further independent investigation, upon the representations, warranties, covenants and declarations made by the undersigned in this Notice of Realization to give effect to, act in furtherance of and otherwise acknowledge and recognize the Deemed Exchange contemplated hereby;

     (j) the undersigned acknowledges and agrees that upon receipt of the Notice of Realization (duly executed and completed), the Pledged Class B LP Units shall be deemed exchanged with effect from and after 8:30 a.m. on the date hereof in accordance with the provisions of the Exchange Agreement; and

     (k) the undersigned acknowledges and agrees that all of the special voting units of the Fund relating to the Pledged Class B LP Units shall be cancelled effective upon completion of the Deemed Exchange contemplated hereby.

Dated the __ day of __________, 20__.

                                        [NAME OF PLEDGEE OF PLEDGED CLASS B LP
                                        UNITS]


                                        By:
                                             -----------------------------------
                                        Name:
                                              ----------------------------------
                                        Title
                                              ----------------------------------

NOTE: This Notice of Realization must be completed and this Notice of Realization together with the certificates for the Pledged Class B LP Units must be deposited with the registrar and transfer agent of the Fund. Such deposit shall be on terms and conditions which will maintain the perfection and priority of the security interest in the Pledged Class B LP Units of the person delivering this Notice of Realization. The Units resulting from the exchange of the Pledged Class B LP Units will be issued and registered in the name and delivered to the person indicated below

Name of Person in Whose Name
Securities are to be Registered,
Issued or Delivered (please print)
(1):                                 ___________________________________________

Street Address or P.O. Box:          ___________________________________________

----------
(1) If Units are to be held, pursuant to the book-based system, by or through a depositary services participant of the Canadian Depository for Securities Limited, the following additional information shall be provided and the Units will be registered in the name of the Canadian Depository for Securities Limited or its nominee:

     Name of CDS participant through which
     Units will be held: ___________________________________________

     FINS Number of CDS participant: _______________________________

     Name and telephone number of
     Registered Representative at CDS participant: _________________

NOTE: If this Exchange Notice is for less than all of the Class B LP Units represented by the certificates accompanying this Exchange Notice, certificates representing the remaining Class B LP Units represented by such certificates will be issued and registered in the name of the Holder as it appears on the register of Cinram International Limited Partnership.

                                  SCHEDULE "C"

                          NOTICE OF BONA FIDE FINANCING

TO:     Cinram International Limited Partnership (the "LP")

AND TO: Cinram International General Partner Inc. (the "GP")

AND TO: CII Trust (the "TRUST")

AND TO: Cinram International Income Fund (the "FUND")

AND TO: Computershare Investor Services Inc.

RE: NOTICE PURSUANT TO SECTION 3.8 OF THE EXCHANGE AGREEMENT DATED MAY 5, 2006 (THE "EXCHANGE AGREEMENT")

As required by Section 3.8 of the Exchange Agreement, the undersigned hereby gives notice, represents, warrants and covenants as follows:

     (a) _______________________ (insert name of lender) (the "LENDER") has made one or more loans or advances (the "OBLIGATIONS") to the undersigned or the undersigned has guaranteed the obligations of his/her/its affiliates to the Lender pursuant to, under and in accordance with the provisions of ________________________________
          (insert description of lending, guarantee and/or security documents) (the "LENDING DOCUMENTS");

     (b) as security for the due and prompt performance of the Obligations, the undersigned has pledged or otherwise granted to the Lender a security interest in ____________________________ (insert number of Class B LP Units subject to pledge/security interest) Class B limited partner units of Cinram International Limited Partnership (the "PLEDGED CLASS B LP UNITS"), all in accordance with the provisions of the Lending Documents;

     (c) the Obligations evidenced by the Lending Documents represent a bona fide financing (or the permitted guarantee of a bona fide financing) on the part of the undersigned;

     (d) the Lender is a third party to the undersigned, is neither an affiliate nor an associate of the undersigned (each within the meaning of National Instrument 45-106 - Prospectus and Registration Exemptions) and is otherwise not related to the undersigned (within the meaning of the Tax Act); and

     (e) the undersigned acknowledges and agrees that, subject as hereinafter provided, none of the Fund, the Trust, the GP, the LP or the Fund's registrar and transfer agent shall in any way whatsoever be liable or responsible for any loss or damage suffered by the undersigned, and the undersigned indemnifies the Fund, the Trust, the GP, the LP and the Fund's registrar and transfer agent against any loss or damage suffered by any of them, in each case by reason only of any realization of the Pledged Class B LP Units by the Lender and the deemed exchange for units of the Fund resulting therefrom. Nothing herein shall be construed, for greater certainty, to release or indemnify the Fund, the Trust, the GP, the LP or the Fund's registrar and transfer agent from any liability to the undersigned properly arising by reason of the Fund's, the Trust's, the GP's, the LP's or the Fund's registrar and transfer agent's failure to perform their respective covenants and obligations, and otherwise comply with the provisions of, any agreement entered into by them or their affiliates with the undersigned or accruing to the benefit of the undersigned, including the Exchange Agreement, the LP's Limited Partnership Agreement dated March 24, 2006, as the same may be further supplemented, amended or restated from time to time, and the Fund's Declaration of Trust dated March 21, 2006, as the same may be supplemented, amended or restated from time to time.

DATED the __ day of ___________, 20__.


-------------------------------------   ----------------------------------------
Witness

ACKNOWLEDGEMENT, AGREEMENT, REPRESENTATION AND WARRANTY OF LENDER

The undersigned hereby acknowledges, agrees, represents and warrants:

     (a) the undersigned has not, is not permitted to and shall not transfer or otherwise change the registered ownership of the Pledged Class B LP Units from the name of _______________________;

     (b) upon delivery of a Notice of Realization substantially in the form of Schedule "C" attached to the Exchange Agreement, the Pledged Class B LP Units shall be deemed to have been exchanged in accordance with the provisions of the Exchange Agreement with effect from and after 8:30 a.m. on the date of the Notice of Realization; and

     (c) the undersigned is not a non-resident of Canada within the meaning of the Income Tax Act, R.S.C. 1985 (5th Supp.), c.1 (the "TAX ACT") or a partnership (that is not a Canadian partnership within the meaning of the Tax Act).

DATED the __ day of ___________, 20__.

                                        [INSERT NAME OF LENDER]


                                        By:
                                            ------------------------------------
                                        Name:
                                              ----------------------------------
                                        Title:
                                               ---------------------------------